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                                                                   EXHIBIT 17(g)


September 18, 1995

Dear Shareholder:

You may be aware that the Trustees of Prudential Municipal Series Fund/Arizona Series, Georgia Series and Minnesota Series have recently approved a proposal to exchange the assets and liabilities of your Series for shares of Prudential National Municipals Fund, Inc. The enclosed proxy materials describe this proposal in detail. If the proposal is approved and implemented, you will automatically become a shareholder of the Prudential National Municipals Fund.

The other Trustees and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

- SIMILAR STRATEGIES. The funds' investment objectives and strategies, while not identical, are similar. Both funds invest primarily in long-term, investment grade, tax-exempt municipal bonds. While the state Series seek to provide income exempt from federal and state income taxes, the Prudential National Municipals Fund will seek income exempt from only federal income taxes. You may, however, deduct from your state income taxes the portion of the Prudential National Municipals Fund's income that is earned from bonds issued from your state of residence.

- GREATER INVESTMENT OPPORTUNITY. Increasingly, these Series have had difficulty finding attractive issues due to a shrinking municipal supply,
     making portfolio diversification a challenge.   In contrast, the Prudential
     National Municipals Fund is nationally diversified, enabling it to invest in a wider range of municipal bond investment opportunities with less susceptibility to the risks associated with investments concentrated in a single state. The National Municipals Fund's investment policies and risks are detailed in the enclosed prospectus.

- REDUCED EXPENSES. The state Series have relatively few assets and have not been able to attract new assets. Additionally, they have operated with relatively high expense ratios. The proposed reorganization may benefit you in the form of reduced expenses as a percentage of net assets.

- POTENTIAL FOR HIGHER INCOME GENERALLY EXEMPT FROM FEDERAL INCOME TAXES. Historically, the yield of the Prudential National Municipals Fund has been higher than the yield of each of the state Series, even after the application of the respective state income tax rates. Past performance is no guarantee of future results.

Please read the enclosed materials carefully for more complete information.

Your vote is important, no matter how many shares you own. Voting your shares early may permit your Series to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

We value your investment and thank you for the confidence you've placed in Prudential Mutual Funds.

Sincerely,



                              Richard A. Redeker
                              PRESIDENT, Prudential Municipal Series Fund